FLAMEL TECHNOLOGIES S.A.

EXHIBIT 99.1

Flamel Technologies Announces Termination of Licensing Agreement for Genvir® and Recovery of Rights

Lyon, France, March 3, 2005 Flamel Technologies (NASDAQ:FLML) announced today that it has terminated the License Agreement with Biovail Laboratories Inc. (“Biovail”) for Flamel’s long-acting acyclovir formulation, Genvir®.

The License Agreement, which was signed in February 2003, granted a license to Biovail in the U.S. and Canada, subject to initiation by Biovail of certain clinical trials in the United States. The License Agreement provided for termination by Flamel in the event the clinical trials were not initiated by a date set out in the License Agreement.

Gerard Soula, PhD., founder, president and chief executive officer of Flamel, said, “Despite having granted additional time to Biovail, we regret that so much time has passed without initiation of U.S. clinical trials. We believe that now is the time to work actively to find another partner to conduct these trials and to handle registration and marketing of Genvir®”.

A conference call to discuss this matter has been scheduled for Friday morning, March 4th at 8:30 am EST. The dial-in number for the conference call is 800 374-1498 in the United States and Canada. International callers should dial 706-634-7261.

This document contains a number of matters, particularly as related to financial projections and the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2003.

CONTACT: Flamel Technologies, S.A.
Gerard Soula, (33) 4-72-78-34-34 Fax: (33) 4-72-78-34-35 E-Mail: Soula@flamel.com or Stephen H. Willard, 202-862-3993 Fax: 202-862-3933 E-Mail: Willard@flamel.com or Charles Marlio, 202-862-8535 Fax: 202-862-3933 E-Mail: Marlio@flamel.com